APPENDIX A

Amended and Restated

Operating Expense Limitation Agreement

Direxion Funds – Hilton Tactical Income Fund

Rafferty Asset Management, LLC (“RAM”) has contractually agreed to waive all or a portion of its management fee and/or reimburse the Hilton Tactical Income Fund (the “Fund”) for Other Expenses or will cause Hilton Capital Management, LLC to waive all or a portion of its subadvisory fee and/or reimburse the Fund for Other Expenses through September 1, 2025 or for as long as RAM serves as the investment adviser for the Fund, whichever is longer, to the extent that the Fund’s Total Annual Fund Operating Expenses exceed the rate, expressed as a percentage of the Fund’s average daily net assets, listed below.

Investor Shares
Fund	Expense Cap
Hilton Tactical Income Fund	1.12%

Institutional Class Shares
Fund	Expense Cap
Hilton Tactical Income Fund	0.87%

Dated: August 24, 2023